Investor Contacts:
KCSA Strategic Communications
Jeffrey Goldberger / Yemi Rose
+1 212.896.1249 / +1 212.896.1233
jgoldberger@kcsa.com / yrose@kcsa.com

Cascal N.V. Announces Six Months and Second Quarter 2010 Results

▪	Revenue of $84.7 million, up 10.5% at constant exchange rates and down 2.9% at current exchange rates
▪	EBITDA of $29.5 million, up 2.0% at constant exchange rates and down 11.5% at current exchange rates
▪	Net profit up 26% to $13.9 million
▪	EPS up 26% to $0.45

London, U.K., November 10, 2009 - Cascal N.V. (NYSE: HOO) (the “Company”), a leading provider of water and wastewater services in seven countries, today announced unaudited financial results for the six months and the second quarter ended September 30, 2009. Cascal N.V. results are presented in U.S. dollars.

Year-to-date Fiscal 2010 Results

Revenue for the six months ended September 30, 2009 increased by $8.0 million or 10.5% at constant exchange rates, compared to the same period last year. This increase was the result of approximately $5.9 million contributed by the acquisitions completed last year, with the remaining $2.6 million achieved by the Company’s historical portfolio (through a combination of rate increases, additional customers and higher volumes), offset by $0.5 million reduction in Panama due to prior period revenue recognition. At current exchange rates, the $8.0 million increase was offset by a $10.6 million translation effect into USD, including $8.7 million due to USD-GBP movements.

•
Revenue in Chile increased by $3.9 million or 93% at constant exchange rates, compared to the same period last year. Servicomunal and Servilampa, which were acquired on June 27, 2008, contributed $2.9 million of the overall increase, and $0.7 million was contributed by the Company’s operations in Northern Chile as a result of volume and rate increases.  The remainder of the increase originates from the Company’s operations in Santiago.

•
Revenue in China increased by $3.4 million or 39% at constant exchange rates, compared to the same period last year. This increase was mainly due to the $3.0 million contribution made by Yancheng joint venture and Zhumadian subsidiary, which were acquired on April 29, 2008 and July 23, 2008, respectively. The remainder of the increase came from a combination of rate and volume increases in the Company’s pre-existing operations in China.

•
Revenue in South Africa increased by $0.7 million or 6.0% at constant exchange rates, compared to the same period last year, mainly as a result of a 10% rate increase implemented by the Nelspruit business and a 9% increase implemented by Siza Water, both with effect from July 2009. These increases were partially offset by lower sundry revenue for additional services in our Nelspruit subsidiary.

•
Revenue in Panama decreased by $0.5 million or 8.9%, compared to the same period last year, due to $0.5 million additional revenue recognized in the six months ended September 30, 2008 which related to a prior period following the late approval by our client of a rate increase.

For the six months ended September 30, 2009, EBITDA increased by $0.6 million or 2.0% at constant exchange rates, compared to the same period last year. The acquisitions completed last year contributed $2.0 million of additional EBITDA and a reduction in corporate overhead contributed a further $0.3 million. Excluding acquisitions and corporate overhead, EBITDA changes from pre-existing operations were Chile (+$0.6 million), The Philippines (+$0.2 million), China (-$0.1 million), Indonesia (-$0.3 million), South Africa (-$0.3 million), Panama (-$0.4 million) and the U.K. (-$1.4 million). The $1.4 million decline in the U.K. is due to a -2.4% real rate adjustment in the regulated business and some margin contraction in the unregulated business, together with one-off costs associated with the current five yearly rate review process ($0.2 million) and pension costs ($0.3 million). The $0.4 million reduction in Panama is in fact a $0.1 million increase offset by the impact of the prior period revenue recognition described above. Similarly, the reduction in South Africa is due to a $0.3 million bad debt recovery included in the six months ended September 30, 2008 in connection with the buy back of the previous 10% minority shareholding in our Nelspruit subsidiary.
Excluding one-off items, EBITDA increased by $1.9 million or 6.6% at constant exchange rates. Please read “Use of Non-GAAP Financial Measures” for a description of EBITDA.

Overall, net financial income and expense decreased by $2.0 million for the six months ended September 30, 2009, essentially as a result of the reduction of our Artesian loan balance driven by negative indexation of the retail price index in the United Kingdom. For the six months ended September 30, 2009, net profit was $13.9 million, or $0.45 per share, compared to net profit of $11.0 million, or $0.36 per share for the same period last year.

The effective tax rate incurred was 23.2% compared to 41.4% in the same period last year. A change in U.K. tax law which means that dividends remitted from foreign operations are no longer subject to tax has resulted in deferred tax provisions being reversed in relation to our company in Panama. This reversal has resulted in a credit of $1.4m during the six months ended September 30, 2009 and is expected to contribute a total credit of $4.0 million for the full year to March 2010. In addition, in the six months ended September 30, 2008 we incurred a charge of $1.5 million relating to a change in the system of tax allowances for industrial buildings in the United Kingdom. In addition to these two one-off items, the underlying tax rate has continued to decline following the implementation of a more tax efficient holding company structure in February 2009.

Commenting on the Company’s results, Stephane Richer, Cascal Chief Executive Officer, stated, “Consistent with every quarter since our IPO in early 2008, Cascal has again delivered revenue growth at constant exchange rates. Our EBITDA margin close to 35% has remained strong and resilient in a tough operating environment and confirms our business model based upon targeted acquisitions together with organic growth of our international portfolio. Our cash flows have been solid with $29.2 million generated from operating activities and $25.0 million invested in capital expenditure net of proceeds from disposals (including $7.7 million relating to a one-time investment in our Zhumadian subsidiary). I am also especially pleased that our financial performance has not been at the expense of the quality of the services that we provide with our U.K. company, Bournemouth and West Hampshire Water, recently announced as the number one ranked water company for overall performance by the U.K. regulator.”

As of September 30, 2009, the consolidated balance sheet shows cash and cash equivalents of $38.1 million, an improvement of $3.5 million during the six months ended September 30, 2009.

Results for Second Quarter Ended September 30, 2009

Revenue for the three months ended September 30, 2009 increased by $3.3 million or 8.2% at constant exchange rates, compared to the same period last year. The $3.3 million increase was the result of $2.2 million contributed by the acquisitions completed last year, with the remaining $1.1 million achieved by the Company’s historical portfolio. At current exchange rates, the $3.3 million increase was offset by a $3.8 million translation effect into USD, including $3.3 million due to USD-GBP movements.

For the three months ended September 30, 2009, EBITDA increased by $0.3 million or 2% at constant exchange rates, compared to the same period last year. The EBITDA increase was essentially contributed by the Company’s operations in Chile (+$0.7 million), China (+$0.2 million), Panama (+$0.2 million) and The Philippines (+$0.1 million) offset by reductions in the UK (-$1.1 million), South Africa. (-$0.4 million) and Indonesia (-$0.1 million). Additionally corporate overhead reduced by $0.7 million which was mainly the result of decreased costs of Sarbanes-Oxley compliance and a reduction in legal and other professional fees.

Overall, net financial income and expense increased by $0.8 million for the quarter ended September 30, 2009. A reduction in interest expense of $3.0 million due to the reduction of our Artesian loan balance driven by negative indexation of the retail price index in the United Kingdom was offset by a reduction in exchange rate results of $3.0 million. The remaining movement is largely due to the recognition in the six months to September 30, 2008 of $0.6 million accrued interest income due under the terms of a loan advanced to the former minority shareholder in our Nelspruit subsidiary.

For the quarter ended September 30, 2009, net profit was $7.4 million, or $0.24 per share, compared to net profit of $5.5 million, or $0.18 per share for the same period last year.

Guidance for Fiscal Year ending March 31, 2010

With regard to the guidance for the year 2009/10 issued last June, the Company now expects higher EPS of approximately $0.70, primarily due to the much improved effective tax rate, with revenue and EBITDA expected marginally below the initial guidance levels of $174 million and $63 million respectively.

Recent Business Highlights

•
In September, the Company named Mark Thurston, age 45, as its new Chief Financial Officer. Most recently, Thurston served as UK Finance Director for Colt Telecommunications, a $2 billion revenue B2B alternative network provider of voice and data services. Prior to that, he served as Deputy Finance Director for Xansa PLC, an information technology outsourcing and business process management company.

•	Dividend of $0.09 per share was paid on September 30, 2009.

•
In October, Cascal announced that its United Kingdom subsidiary, Bournemouth and West Hampshire Water (BWHW), has been ranked number one out of all UK water companies in "Overall Performance" in the UK regulator's annual Service and Delivery Assessment Report.

•
In October, the last of four promissory notes from the Government of Belize which formed deferred consideration following the sale of the Company’s 83% interest in Belize Water Services Limited to the Government of Belize was paid. Each $2.5 million promissory note was paid on time and in full.

Conference Call

The Company will host a conference call at 9 a.m. Eastern Time / 2 p.m. GMT on November 11, 2009.  On the call, Stephane Richer, CEO of Cascal, and Mark Thurston, CFO, will discuss the Company’s results, and review operational highlights and other business developments.  The Company invites you to participate on the call at the following telephone numbers: (877) 375-4189 (local), (404) 665-9923 (international), (0800) 032-3836 (UK Freephone). The access code for all callers is 38595702. The call will also be available via webcast at www.cascal.co.uk. Please allow extra time prior to the call to visit the site and to download any necessary software to listen to the Internet broadcast. An online archive of the webcast will be available on the Company’s website for 30 days following the call. A replay of the call will be available from November 11, 2009 at 9.45 a.m., ET/2.45 p.m. BST through November 11, 2009 at 4.59 a.m. BST. To access the replay, please call (800) 642-1687 (local) or +1(706) 645-9291 (international) and enter the following code: 38595702.

About Cascal N.V.

Cascal provides water and wastewater services to its customers in seven countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama and The Philippines. Cascal's customers are predominantly homes and businesses representing a total population of approximately 4.5 million.

Forward-looking statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to the future of our operations in Panama. Such forward-looking statements are not guarantees of future performance. There are important factors, many of which are outside of our control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements including: general economic business conditions, unfavorable weather conditions, housing and population growth trends, changes in energy prices and taxes, fluctuations with currency exchange rates, changes in regulations or regulatory treatment, changes in environmental compliance and water quality requirements, availability and the cost of capital, the success of growth initiatives, acquisitions and our ability to successfully integrate acquired companies and other factors discussed in our filings with the Securities and Exchange Commission, including under Risk Factors in our Form 20-F for the fiscal year ended March 31, 2009, filed with the SEC on July 1, 2009. We do not undertake and have no obligation to publicly update or revise any forward-looking statement.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company uses EBITDA as a supplemental measure of its operating performance. The Company defines EBITDA as earnings before interest, taxes, depreciation and amortization. The term EBITDA is not defined under generally accepted accounting principles, or GAAP, and is not a measure of operating income, operating performance or liquidity presented in accordance with GAAP. EBITDA has limitations as an analytical tool, and when assessing the Company’s operating performance, investors should not consider EBITDA in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with GAAP.

Tables follow

Consolidated Statements of Income

	Six months ended September 30, 2009			Six months ended September 30, 2008
Amounts, except shares and	Continuing	Discontinued		Continuing	Discontinued
per share amounts, expressed	operations	operations	Total	operations	operations	Total
in thousands of USD	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenue	84,717	-	84,717	87,256	-	87,256
Operating Expenses
Raw and auxiliary materials and other external costs	22,095	-	22,095	20,531	-	20,531
Staff costs	18,773	-	18,773	18,401	-	18,401
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	12,191	-	12,191	12,366	-	12,366
Profit on disposal of intangible and tangible fixed assets	(1,275)	-	(1,275)	(804)	-	(804)
Other operating charges	14,333	-	14,333	14,955	-	14,955
	66,117	-	66,117	65,449	-	65,449
Operating Profit	18,600	-	18,600	21,807	-	21,807
Gain on disposal / termination of subsidiary.	-	248	248	-	251	251
Net Financial Income and Expense
Exchange rate results	719	-	719	3,262	-	3,262
Interest income	433	-	433	2,096	8	2,104
Interest expense	(1,327)	-	(1,327)	(7,543)	(1)	(7,544)
	(175)	-	(175)	(2,185)	7	(2,178)
Profit before Taxation	18,425	248	18,673	19,622	258	19,880
Taxation	(4,270)	(69)	(4,339)	(8,162)	(69)	(8,231)
Profit after Taxation	14,155	179	14,334	11,460	189	11,649
Minority Interest	(450)	-	(450)	(608)	-	(608)
Net Profit	13,705	179	13,884	10,852	189	11,041
Earnings per share — Basic and Diluted	0.44	0.01	0.45	0.35	0.01	0.36
Weighted average number of shares — Basic and Diluted	30,566,091	30,566,091	30,566,091	30,566,007	30,566,007	30,566,007

Consolidated Statements of Income

	Three months ended September 30, 2009			Three months ended September 30, 2008
Amounts, except shares and	Continuing	Discontinued		Continuing	Discontinued
per share amounts, expressed	operations	operations	Total	operations	operations	Total
in thousands of USD	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenue	43,822	-	43,822	44,294	-	44,294
Operating Expenses
Raw and auxiliary materials and other external costs	11,598	-	11,598	10,498	-	10,498
Staff costs	10,087	-	10,087	9,531	-	9,531
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	6,248	-	6,248	6,441	-	6,441
Profit on disposal of intangible and tangible fixed assets	(40)	-	(40)	(4)	-	(4)
Other operating charges	6,960	-	6,960	7,669	-	7,669
	34,853	-	34,853	34,135	-	34,135
Operating Profit	8,969	-	8,969	10,159	-	10,159
Gain on disposal of subsidiary.	-	248	248	-	248	248
Net Financial Income and Expense
Exchange rate results	467	-	467	3,443	-	3,443
Interest income	211	-	211	1,554	-	1,554
Interest expense	(895)	-	(895)	(4,410)	-	(4,410)
	(217)	-	(217)	587	-	587
Profit before Taxation	8,752	248	9,000	10,746	248	10,994
Taxation	(1,259)	(69)	(1,328)	(5,067)	(69)	(5,136)
Profit after Taxation	7,493	179	7,672	5,679	179	5,858
Minority Interest	(284)	-	(284)	(310)	-	(310)
Net Profit	7,209	179	7,388	5,369	179	5,548
Earnings per share — Basic and Diluted	0.23	0.01	0.24	0.17	0.01	0.18
Weighted average number of shares — Basic and Diluted	30,566,174	30,566,174	30,566,174	30,566,007	30,566,007	30,566,007

Revenue by segment

Amounts expressed in thousands of USD	Three months ended September 30, 2009 Unaudited	Three months ended September 30, 2008 Unaudited	Six months ended September 30, 2009 Unaudited	Six months ended September 30, 2008 Unaudited
United Kingdom	$20,432	$23,694	$39,302	$47,898
South Africa	6,392	6,271	11,749	11,648
Indonesia	3,551	3,639	6,646	7,050
China	6,247	5,245	12,137	8,670
Chile	3,790	2,111	8,092	4,707
Panama	2,480	2,551	5,065	5,562
The Philippines	755	709	1,468	1,470
Holding Companies	175	74	258	251
Total	$43,822	$44,294	$84,717	$87,256

Revenue
Dutch GAAP
(Dollars in thousands)	Six months ended September 30, 2009 as reported	Six months ended September 30, 2008 as reported	Six months ended September 30, 2008 at constant exchange rates	Change 2008- 2009 at constant exchange rates	Percentage change 2008- 2009 at constant exchange rates
United Kingdom	$39,302	$47,898	$39,173	$129	0.3%
South Africa	11,749	11,648	11,080	669	6.0%
Indonesia	6,646	7,050	6,300	346	5.5%
China (1)	12,137	8,670	8,757	3,380	38.6%
Chile (2)	8,092	4,707	4,194	3,898	92.9%
Panama	5,065	5,562	5,562	(497)	(8.9)%
The Philippines	1,468	1,470	1,353	115	8.5%
Holding companies	258	251	253	5	2.0%
Total operations	$84,717	$87,256	$76,672	$8,045	10.5%
Exchange rate effect			10,584
Total after exchange rate effect	$84,717	$87,256	$87,256

Revenue
Dutch GAAP
(Dollars in thousands)	Three months ended September 30, 2009 as reported	Three months ended September 30, 2008 as reported	Three months ended September 30, 2008 at constant exchange rates	Change 2008- 2009 at constant exchange rates	Percentage change 2008- 2009 at constant exchange rates
United Kingdom	$20,432	$23,694	$20,410	$22	0.1%
South Africa	6,392	6,271	6,119	273	4.5%
Indonesia	3,551	3,639	3,342	209	6.3%
China	6,247	5,245	5,275	972	18.4%
Chile	3,790	2,111	2,001	1,789	89.4%
Panama	2,480	2,551	2,551	(71)	(2.8)%
The Philippines	755	709	669	86	12.9%
Holding companies	175	74	118	57	50.4%
Total operations	$43,822	$44,294	$40,485	$3,337	8.2%
Exchange rate effect			3,809
Total after exchange rate effect	$43,822	$44,294	$44,294

Use of Non-GAAP Financial Measures - EBITDA

EBITDA represents net profit before interest expense/(income) and exchange rate results, taxation, depreciation and amortization of intangible and tangible fixed assets and negative goodwill, loss/(profit) on disposal of intangible and tangible fixed assets and minority interest. EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net profit or cash flow as determined under generally accepted accounting principles. We believe EBITDA facilitates operating performance comparisons from period to period. We believe EBITDA may facilitate company to company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting net interest expense), taxation and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance, and other non-recurring one-time items. We further believe that EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present an EBITDA measure when reporting their results.

EBITDA has limitations as an analytical tool, and you should not consider it either in isolation or as a substitute for analyzing our results as reported under Dutch GAAP. Some of these limitations are:

•	EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;
•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•	EBITDA does not reflect our interest expense, or the cash requirements necessary to service interest or principal payments on our debt;
•	EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;
•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements of those replacements; and

•	other companies in our industry may calculate EBITDA differently, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as the primary measure of our operating performance or as a measure of discretionary cash available to us to invest in the growth of our business. The following is a reconciliation of net profit, the most directly comparable Dutch GAAP performance measure, to EBITDA.

(Dollars in thousands)	Six months ended September 30, 2009	Six months ended September 30, 2008
Net profit	$13,884	$11,041
Add:
Interest (income)/expense and exchange rate results	175	2,178
Gain on disposal/termination of subsidiary	(248)	(251)
Taxation	4,339	8,231
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	12,191	12,366
(Profit)/loss on disposal of intangible and tangible fixed assets	(1,275)	(804)
Minority interest	450	608
EBITDA	$29,516	$33,369
Revenue	$84,717	$87,256
EBITDA as a percentage of revenue	34.8%	38.2%

(Dollars in thousands)	Three months ended September 30, 2009	Three months ended September 30, 2008
Net profit	$7,388	$5,548
Add:
Interest (income)/expense and exchange rate results	217	(587)
Gain on disposal of subsidiary	(248)	(248)
Taxation	1,328	5,136
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	6,248	6,441
Profit on disposal of intangible and tangible fixed assets	(40)	(4)
Minority interest	284	310
EBITDA	$15,177	$16,596
Revenue	$43,822	$44,294
EBITDA as a percentage of revenue	34.6%	37.5%

Consolidated Balance Sheets

Amounts expressed in thousands of USD	September 30, 2009 Unaudited	March 31, 2009
Assets
Fixed Assets
Intangible fixed assets	43,027	42,860
Tangible fixed assets	443,338	397,593
Financial fixed assets	22,812	19,298
	509,177	459,751
Current Assets
Stocks	2,396	2,174
Work in progress	4,087	3,727
Debtors	62,686	51,350
Cash at bank and in hand	38,131	34,678
	107,300	91,929
Total Assets	616,477	551,680
Shareholders’ Equity & Liabilities
Shareholders’ equity	137,838	118,214
Minority shareholders’ interest	34,995	35,080
Group Equity	172,833	153,294
Negative goodwill	1,182	1,210
Provisions	66,279	60,328
Deferred revenue	61,472	51,708
Long term liabilities	235,051	161,812
Current liabilities	79,660	123,328
Total Liabilities	443,644	398,386
Total Shareholders’ Equity and Liabilities	616,477	551,680